RECEIVED

2007 MAY 24 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Attn: Ms Susan Min
Tel: +1 202 551 6551

07023782

SUPPL

Randers, 22 May 2007

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 22/2007 of 22 May 2007
  "New incentive programme – elaboration on the conditions"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

dlw 5/24

RECEIVED

2007 MAY 24 A 9:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 22 May 2007
Stock exchange announcement No. 22/2007

New incentive programme – elaboration on the conditions

As mentioned in the interim financial report for first quarter 2007 (cf. stock exchange announcement No. 20 of 15 May 2007), the Board of Directors has agreed on a new option programme for the Executive Management and selected executives in the Group; in total 20 persons.

Subsequently, the number of options has been calculated, and the details of the programme including the conditions for the participants can now be stated as follows:

- The total value of the programme that comprises the years 2007, 2008 and 2009 amounts to DKK 90,750,000 calculated on the basis of the Black-Scholes model.
- The exercise price has been fixed at DKK 380.50 equivalent to the closing price on 15 May 2007, on which day the interim financial report was announced.
- The full programme includes a total of 568,759 options, out of which 155,102 options will be issued to the Executive Management.
- The participants must for a period of three years after exercise of the options hold shares in the company corresponding to 50 per cent of the profit, after deduction of calculated tax, which the participant has gained by exercising the options.
- Each option entitles to subscription of one share.

Furthermore, the incentive programme is structured so that

- the participants in 2007, 2008 and 2009 will be allotted options at a value equivalent to 60 per cent of their yearly salary for 2006 inclusive of bonus,
- the allotment for 2008 and 2009 will take place in connection with the Board of Directors' approval of the annual report for the year in question,
- the participants must still be employed at the time of allotment,

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

- the options can be exercised for a period of two years, when three years have passed after allotment. Exercise may, however, only take place during the periods in which executives may trade the company's shares in accordance with the company's internal rules,

- exercise can only take place if the participants at the time of exercise have not terminated the employment themselves.

Example:
An increase in the company's market value of DKK 1bn will result in an increase in the value of the options (calculated at the time of exercise) of approx DKK 3.1m.

After capital gains tax this is equivalent to a total value for the 20 participants of DKK 1.6m. If this gain is realised, the participants must reinvest half of the value (DKK 0.8m) in the company's shares for a period of three years after exercise of the options.

The following assumptions are included in the calculation of the Black-Scholes value:

- Share price: DKK 380.50

- Volatility: 44.3 per cent

- A risk-free interest of 4.29 per cent, 4.30 per cent and 4.32 per cent, equivalent to the interest rate of Danish gilt-edged stocks with the same term as the options i.e. 5, 6 and 7 years.

The calculation is based on the condition that no dividend is paid during the term.

The calculation of the value of the options includes an annual deduction of 3.6 per cent. This takes into account that not all the participants in the programme – as a consequence of termination of their employment – will gain or exercise the issued options. The deduction is equivalent to five participants terminating their employment during the term of the programme.

Any questions in relation to this announcement may be addressed to Mr Bent Erik Carlsen, Chairman of the Board of Directors, telephone +45 4019 8080.

Yours sincerely
Vestas Wind Systems A/S

Bent Erik Carlsen
Chairman of the Board of Directors

END